FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 8, 2005

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

        Attached to the Registrant’s Form 6-K for March 8, 2005 and incorporated by reference herein is the Registrant’s immediate report dated March 8, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: March 8, 2005

BluePhoenix Completes Fast-Track Lira Conversion for Oyak Pension Fund to Meet
Currency Redenomination Deadlines in Turkey

Project Uses Automated LiraEnabler Tool to Reconfigure Monetary Data in 12 Major Applications
for Armed Forces Pension Fund

Milan, Italy and HERZLIA, Israel – March 8, 2005 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, announced the successful completion of a large-scale currency conversion project for Oyak, a major Turkish pension fund based in Ankara. The fast-track project, which used the BluePhoenix™ LiraEnabler tool to convert all Oyak applications and databases to the new Yeni Turkish Lira (YTL), was the first assignment completed by BluePhoenix under its recently announced partnership with Turkish system integrator Serena Information Technologies.

“The BluePhoenix-Serena team worked extremely well together,” said Suat Gumusluol, IT Manager at Oyak. “We presented them with a very short four-month schedule to identify all the requirements and complete the conversion, and the result was a total success. The two firms worked together seamlessly.”

Using the highly automated BluePhoenix LiraEnabler technology, all monetary fields in Oyak’s AS/400 legacy systems were revised to comply with the new YTL currency guidelines. The Turkish government redenominated the Lira at the rate of one to one million, effective January 1, 2005. The legacy environment at Oyak consists of 12 major subsystems written in more than 2 million lines of code, divided into 1,900 files, 1,000 views, 600 CLP programs, 3,330 RPG programs, 1,900 display files, and 1,500 printer files.

“Doing monetary field adjustment with LiraEnabler is just one example of the rich portfolio of automated tools developed by BluePhoenix,” said Ali Ozenci, President of Serena. “The tools are designed and written especially to make the integrator’s job fluid and efficient. That allows us to focus on developing methodology for the overall integration instead of dealing with process problems. BluePhoenix established the routines and was able to train our team in just a few days. The process was flawless. We look forward to a long and rewarding relationship with BluePhoenix.”

“Field Modification is an important option to have readily available,” said Mario Zerini, vice president, Southern Europe and Asia for BluePhoenix. “The larger and more widespread the enterprise IT network becomes, the greater the impact of a global field change such as this redenomination in Turkey or the recent European conversion to the Euro. BluePhoenix has the proven automated tools to complete this type of task quickly and accurately.”

“This was a smooth and successful project from the very first meetings all the way through to delivery,” adds Zerini. “The combination of our expertise with automated software tools and Serena’s integration experience turned a complex task into an extremely efficient project. We look forward to working with Serena on a wider range of legacy modernization assignments in Turkey.”

About Oyak
Based in Ankara, OYAK is the Turkish Armed Forces Pension Fund (Ordu Yardimlasma Kurumu). It was established in 1961 to provide extra social security for its members, including aid to permanent members for retirement, death and trouble, aid to temporary members for death and trouble, and social services for permanent members to meet their needs. OYAK owns 28 affiliated companies and partnerships operating in several industries, including automotive, transportation, finance, agriculture, food, IT, and more.

About Serena
Serena Information Technologies was founded at the beginning of 2004 through the merger of 3 companies, which jointly have close to 30 years of experience in the Turkish IT sector. Based in Istanbul, Serena offers a wide range of solutions providing hardware, software and technical services and aims to contribute to the success of its customers.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services, (including technology for Understanding, Presentment, Migration, Remediation and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets. For more information, please visit our Web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
(781) 652-8945
tcohen@bphx.com